OPPENHEIMER HOLDINGS INC. Annual Report 2022

Financial Highlights

In thousands except per share amounts and number of employees	2022	2021	2020	2019	2018
Gross revenue	$1,110,941	$1,394,035	$1,198,667	$1,033,379	$958,154
Income before income taxes	$45,554	$224,641	$169,000	$74,912	$44,853
Net income	$32,351	$158,964	$122,986	$52,953	$28,892
Basic earnings per share	$2.77	$12.57	$9.73	$4.10	$2.18
Total assets	$2,714,392	$3,043,250	$2,713,903	$2,464,755	$2,240,314
Shareholders' equity	$794,233*	$823,196*	$685,668	$592,722	$545,322
Book value per share	$72.41	$65.66	$54.93	$46.31	$41.81
Total shares outstanding (Class A)	10,869	12,447	12,481	12,798	13,041
Number of employees	2,912	2,913	2,908	2,971	2,976
In billions					
Client Assets Under Administration	$105.0	$122.1	$104.8	$91.0	$80.1
Assets Under Management	$36.8	$46.2	$38.8	$32.1	$26.7

*Attributable only to Oppenheimer Holdings Inc.

GROSS REVENUE ($MM)


22
21
20
19
18
$1,111
$1,394
$1,199
$1,033
$958

NET PROFIT ($MM)


22
21
20
19
18
$32
$159
$123
$53
$29

BASIC EARNINGS PER SHARE ($)


22
21
20
19
18
$2.77
$12.57
$9.73
$4.10
$2.18

SHAREHOLDERS' EQUITY ($MM)


22
21
20
19
18
$794
$823
$686
$593
$545

2

Dear Fellow Shareholders Robert S. Lowenthal (left) President Head of Investment Banking Albert G. Lowenthal (right) Chairman of the Board Chief Executive Officer 3 If it’s not one thing, it’s another… In just a few years we’ve gone from a pandemic, with closed businesses, work from home, shortages of everything, unprecedented government actions, and then a strong economic recovery, fueled by the Federal Reserve (Fed) providing expansive liquidity to capital markets and individuals. This was quickly followed by an environment burdened with the highest inflation (exceeding 9% at its peak) in a generation, which led in 2022 to a Fed course reversal with much higher interest rates, some softness in the U.S. economy and the addition of a land war in Ukraine. This war has created significant loss of life, extreme suffering of the Ukrainian people, disruptions in supply lines, and uncertainty regarding the possibilities of hostilities – not only in Europe, but perhaps in Asia with an attack on Taiwan. This was a clear recipe for weak equity and debt markets, and significantly lower valuations in all asset classes by year end. The global pandemic has been an agonizing chapter in our experience, both for clients, our families, and ourselves. In large measure, we endured more than two years that reset many of our traditional thoughts about the role of in-person work, how and where we live, and the impact of living our lives so differently, with the flexibility of remote access to everything.

The Major Indices Ended 2022 S&P 500 INDEX 19.4% DJIA 8.9% NASDAQ 33.1% During 2022, we entered a downbeat year in which S&P 500 returns (S&P 500 declined 19.4%, the DJIA was down 8.9%, the NASDAQ declined 33.1%) ranked with the ugliest years of the Great Depression, the financial crisis of 2008, and the dot-com bust. What made 2022 even more painful for investors is that bonds, which traditionally do well whenever stocks suffer, experienced their worst showing in market history, with Fed Funds increasing 450 basis points in just a few months. Thus, the past year delivered a confluence of economic, monetary, and geopolitical factors that directly impacted our company and our clients. The results of economic and monetary policy drove U.S. inflation to a 40-year record high and led to a shutdown in the Capital Markets deeply impacting our business. Without question, we had a disappointing 2022, specifically driven by global and domestic macro-trends, market headwinds, and an unanticipated material legal settlement in our Wealth Management business. For 2022, we showed disappointing results with net revenues totaling $1.111 billion, and net income of $32.4 million (or $2.77 basic earnings per share), compared with $1.394 billion in revenue and $159.0 million (or $12.57 basic earnings per share) in 2021. This represents a decrease of 20.3 percent in revenue and a 79.6 percent decline in earnings. Our results, however, were significantly and positively impacted by interest-related income of $165.3 million in 2022 versus $52.0 million in 2021. In 2022, more than ever, our success depended on the countercyclical nature of our business model and the resilience of our highly dedicated associates. We were, and are being impacted by a situation that came as a complete surprise. In 2021, the Securities and Exchange Commission (SEC) brought charges against a former financial advisor who had left our firm in 2016. The charges alleged that the individual was running a Ponzi scheme both during and after his employment by us. This matter has spawned a multitude of arbitrations against our firm alleging a failure to supervise which has found a sympathetic response from arbiters. In one such case, a panel awarded damages in excess of $36 million to plaintiffs although their losses were only $1.6 million, net of their cash returns. We recognized this loss in the 3rd quarter of 2022. There are no allegations that our firm knew or benefited from this activity, but we remain quite concerned about this unresolved issue. It appears that it will play out during 2023 at a significant but unknown cost to our company. On December 31, 2022, the firm’s equity capital was $794.2 million after accounting for significant share repurchases during the year and shows a decline from $823.2 million in 2021. At year end, we had a total of 10,968,221 shares outstanding with our ending book value rising to $72.41 per share, a new record, as compared to $65.66 at the end of 2021. Under our repurchase authorization, we took advantage of the lower level of our share price and bought back 15% or 1,684,287 shares for $60.6 million, at an average price of $36.00 per share. In total, the firm returned total capital exceeding $67 million to shareholders through the combination of dividends and share repurchases. We were pleased to be able to invest in our businesses, while at the same time, return excess capital to our shareholders through share repurchases and dividends. We also maintained our regular quarterly dividend of $0.15 per share. We did not declare a special dividend for the year, as our results did not support such action. We continued to invest in our people, our solutions, and our infrastructure – and to expand our capabilities in order to accelerate future growth. Our three principal business units: Private Client Services, Asset Management, and Capital Markets continue to operate synergistically for the benefit of our clients, our firm, and ultimately, our shareholders. Revenue by Business Segment ($M) 20212022 Capital Markets Asset Management Private Client $675.7 61% $99.2 9% $337.8 30% (1.8) Corp/Other 665.1 48% 104.6 7% 625.7 45% (1.3) Corp/Other 4

Our Wealth Management clients focused on preserving wealth and maintaining their standard of living against a backdrop of equity and fixed income markets moving down in tandem. As we reacted to these changing times, we maintained our commitment to delivering trusted advice to individuals, families, business owners, governments, and fiduciaries as they continue to navigate an unpredictable market environment. When few safe havens are available to investors, we are called upon to provide advice that first and foremost calms investors and keeps them committed to long term goals. Our mission is to help them plan, invest, and transition wealth, so as to achieve their goals and aspirations. Our Wealth Management results were solid, offsetting lower assets under management and lower commissions with significant increases in our interest sensitive revenues. Our commission revenues from Wealth Management were reduced, reflecting the decline in speculation and the steady decline in asset values. This was due to market conditions as individual investors re-evaluated the prices commanded by “high growth” companies in a higher interest rate environment. The need for value-added advice and service has once again become more important than ever. In just a year, cryptocurrency both as an investment and as a basis for a business has proven highly speculative at best, and criminal at worst. It was not mere luck that we have steered our company and our clients away from this model. We are focused on what we do best, which is to help our clients make sound investment decisions through every market cycle. Our Capital Markets business was significantly and negatively impacted by the near shutdown in the issuance of public offerings, particularly those of high growth companies. These issuers raised record amounts of capital in 2021 and found little receptivity from investors in 2022 as the market adjusted to rapidly increasing interest rates and lower valuations on the prospects of future growth. We have seen these cycles before and we are confident that innovative companies in the technology and healthcare industries will continue to change the way we work and live, and will help to conquer the challenges faced by disease and other threats to our health. These enterprises may be forced to raise money at lower valuations, but many will reemerge in a more favorable environment to be the next market leaders. Notable Highlights » Oppenheimer financial advisors were recognized in several categories for their experience, outstanding leadership, and for being the best in the industry. Some of this year’s recognition by Forbes/R.J. Shook: − Top Women Wealth Advisors − America’s Top Next-Generation Wealth Advisors − Top Wealth Management Team − Best-in-State Wealth Advisors » Our newest branch opened in Nashville, Tennessee as part of the firm’s ongoing growth initiative and commitment to have a presence in the country’s fastest-growing and most economically vibrant markets. As we reacted to these changing times, we maintained our commitment to delivering trusted advice to individuals, families, business owners, governments, and fiduciaries as they continue to navigate an unpredictable market environment. 5

While we have strong pipelines, we will have to wait for markets to re-open. Investment Banking fees achieved record years in 2020-2021 as companies raised capital at record high equity values and record low interest rates. In contrast, 2022 had IPOs closing the year at a 32-year low for new issuance; follow-on equity volumes fell to the lowest level since 1996; and overall debt offerings were down 75%. However, as companies need to raise capital to support their ongoing growth and operations, we can anticipate significant increases in our underwriting businesses for both debt and equity securities once the Fed pauses in its rate increases, companies believe that their valuation has stabilized, and investors are open to providing that needed capital. The post-pandemic world of work has changed. We continue to study and invest in our people in terms of where and how they produce and achieve. The “new normal” created expectations for a hybrid work environment that better exploits digital technology and remote work capabilities. The mindset of a new generation, set against a strong demand for talent, created a powerful recipe for change. We strongly believe in the benefits of apprenticeship, the power of collaboration, and the serendipity of idea generation. We continue to evolve our thinking and practices based on the changing nature and evolving demands of our business. As part of our listening to employees, we utilized consultants to conduct research to better understand how our associates felt about their relationship to the firm, their understanding of our company and their commitment. An astounding 92% are proud to work for the firm, 59% believe we are poised for growth, and one-half report that they have a good work/life balance. Other positive attributes strongly associated with the firm include the quality of our intellectual capital, our desire to achieve good customer outcomes, and the deeply held belief that we are ethical and trustworthy. Our employees are our most important asset and we will continue to prioritize their health, engagement, their professional opportunity for growth, as well as their commitment and ability to deliver the best possible service to our clients. The pace of change regarding how data is managed, how we communicate, and the digitization of everything continues to force investment in our infrastructure and capabilities. We strive to create operational efficiencies that deliver tools to empower our employees’ productivity, and meet the emerging demands of our clients. We believe that protecting our clients’ information is of the utmost importance, so we continue to implement the best cyber protections available to guard their information. Succession at every level of the organization is important to us and we continue to invest in our human capital. We have recruited highly qualified people with experience in their areas of expertise and have promoted talented leaders throughout the firm. We continue to evaluate our goals within each business and allocate resources accordingly. We expect our people to prioritize what’s right for our customers and to implement solutions for them, while making sure to protect the firm. We are well positioned to take advantage of the opportunities ahead and we are excited to lead an organization with a culture steeped in achieving success and excited to compete for our clients’ trust and future business. With 2022 behind us, we have been and continue to be in the trenches with our clients, we are focused on the next cycle of opportunity, and we are reimagining how our people work together to achieve their individual goals and the firm’s mission and vision. We have the right people, a solid infrastructure, and comprehensive and innovative investment solutions. We build during times such as these. This year, the markets and other factors beyond our control or influence were set against us. We are grateful for the opportunity to lead this special company through the worst as well as the best of times. We are thankful for our dedicated Board of Directors, to our leadership team, and to so many wonderful associates that have and will help this company realize its full potential. We look forward with optimism to the future. Sincerely, Albert G. Lowenthal Chairman & CEO We are well positioned to take advantage of the opportunities ahead and we are excited to lead an organization with a culture steeped in achieving success and excited to compete for our clients’ trust and future business. Robert S. Lowenthal President 6

2022 in Review CAPITAL MARKETS Investment Banking − $128 million in investment banking revenues, with a balanced mix of advisory and capital markets activity − Advisory business recorded the third best year on record − Expanded our banking headcount by nearly 40 percent over the last three years and expect 2023 to be another year of controlled, targeted growth Fixed Income − Retail-facing desks outperformed institutional fixed income business as higher rates drew attention of the individual investor − Government bond business saw best result in ten years − Lack of primary issuance further muted results already reflecting lower volumes due to economic uncertainty and extreme hawkishness from FED − Aggressive risk management and judicious deployment of capital helped us avoid principal losses. Equities − Overall Equities’ Sales and Trading revenue of $141mm is up 1.9% vs 2021. − While core US Equity Agency commission revenues in 2022 decreased from 2021 primarily due to lower volumes associated with new issuances, overall revenues were buoyed by increased volatility and a subsequent increase in Options revenues. − Elevated volatility associated with macro uncertainty and significant moves in key interest rates drove a 115% increase in Derivatives client revenue (Single Stock Options) to $27.9mm Public Finance − Municipal Restructuring Practice successfully launched, providing highly differentiated process to ensure maximum value to obligors and bond investors − #1 Placement Agent in California − #1 Municipal Note Underwriter (No. of issues) − #21 Total Negotiated Volume and #13 Total Unrated Bonds − $21.9 Billion in total capital raised over 144 municipal transactions WEALTH MANAGEMENT Private Client − $675.7 million in revenues, a 1.6 percent increase − $142.3 in pre-tax income, a 40.6 percent increase − $104.6 million in bank sweep deposit income, a 572.1 percent increase − Advisor census declined to 968, but focus on recruitment efforts in 2023 − Opened office in Nashville, Tennessee, a key wealth growth market Asset Management − $36.8 billion in assets under management − $426 million in advisory revenue (includes total firm advisory fee revenue) − New accounts grew almost 4 percent to 88,000 − Continued collaboration with Investment Banking launching the fourth successful Private Market Opportunity Investment 7

Arizona 14636 North Scottsdale Road Scottsdale AZ 85254 480-596-1211 10195 North Oracle Road Oro Valley, AZ 85704 520-529-2553 California 2121 Palomar Airport Road Carlsbad CA 92011 760-476-3800 10880 Wilshire Boulevard Los Angeles CA 90024 310-446-7100 620 Newport Center Drive Newport Beach CA 92660 949-219-1000 580 California Street San Francisco CA 94104 415-438-3000 Colorado 3200 Cherry Creek S Drive Denver CO 80209 303-698-5300 Connecticut 1781 Highland Drive Cheshire CT 06410 203-272-9400 100 Mill Plain Road Danbury CT 06811 203-791-4600 29 West Street Litchfield CT 06759 860-567-8301 466 Heritage Road Southbury CT 06488 203-264-6511 263 Tresser Boulevard Stamford CT 06901 203-328-1160 District of Columbia 5301 Wisconsin Avenue NW Washington DC 20015 202-296-3030 Florida 999 Yamato Road Boca Raton FL 33431 561-416-8600 110 E Atlantic Avenue Delray Beach FL 33432 561-894-7200 100 NE 3rd Avenue Fort Lauderdale FL 33301 954-356-8200 6700 Daniels Parkway Fort Myers FL 33912 239-561-2330 1 Lake Morton Drive Lakeland FL 33801 863-686-5393 2811 Ponce de Leon Boulevard Coral Gables, FL 33134 305-860-2600 11780 US Highway One North Palm Beach FL 33408 561-383-3900 1800 2nd Street Sarasota FL 34236 941-363-2800 4221 W Boy Scout Boulevard Tampa FL 33607 813-357-2800 Georgia 3414 Peachtree Road NE Atlanta GA 30326 404-262-5300 Illinois 227 E Center Drive Alton IL 62002 618-462-1968 500 W Madison Street Chicago IL 60661 312-360-5500 Kansas 811 E 30th Street Hutchinson KS 67502 620-663-5461 10601 Mission Road Leawood KS 66206 913-383-5100 534 Kansas Avenue Topeka KS 66603 785-235-9281 1223 N Rock Road Wichita KS 67206 316-636-8925 Massachusetts 255 State Street Boston MA 02109 617-428-5500 386 High Street Fall River MA 02720 508-324-4450 Michigan 385 S Eton Street Birmingham MI 48009 248-593-3700 1400 Abbott Road East Lansing MI 48823 517-333-7775 130 Mayer Road Frankenmuth MI 48734 989-652-3251 9475 Holly Road Grand Blanc MI 48439 810-694-2980 63 Kercheval Avenue Grosse Pointe Farms MI 48236 313-886-1200 555 W Crosstown Parkway Kalamazoo MI 49008 269-381-4800 1007 W Ann Arbor Trail Plymouth MI 48170 734-454-3751 810 Michigan Street Port Huron MI 48060 810-987-1500 12900 Hall Road Sterling Heights MI 48313 586-726-5000 3106 Biddle Avenue Wyandotte MI 48192 734-284-9630 Minnesota 100 South Fifth Street Minneapolis MN 55402 612-337-2700 Missouri 16401 Swingley Ridge Road Chesterfield MO 63017 636-733-1000 4039 S Freemont Avenue Springfield MO 65804 816-932-7000 1 N Brentwood Boulevard St Louis MO 63105 314-746-2500 New Hampshire 30 Penhallow Street Portsmouth NH 03801 603-436-7626 New Jersey 375 Raritan Center Parkway Edison NJ 08837 732-934-3113 200 Park Avenue Florham Park NJ 07932 973-245-4600 222 Haddon Avenue Haddon Township NJ 08108 856-858-1043 302 Carnegie Center Princeton NJ 08540 609-734-0400 U.S. Branch Offices 8

3 Harding Road Red Bank NJ 07701 732-224-9000 250 Pehle Avenue Saddle Brook NJ 07663 201-845-2300 382 Springfield Avenue Summit NJ 07901 908-273-2100 New York 300 Westgate Business Center Drive Fishkill NY 12524 845-897-8100 888 Veterans Memorial Highway Hauppauge NY 11788 631-382-2500 2 Jericho Plaza Jericho NY 11753 516-733-1300 401 Broadhollow Road Melville NY 11747 516-391-4800 666 Third Avenue New York NY 10017 212-907-4000 777 Third Avenue New York NY 10017 212-753-9110 11A Sunset Avenue Westhampton Beach NY 11978 631-288-7122 360 Hamilton Avenue White Plains NY 10601 914-421-4100 North Carolina 10 Brook Street Asheville NC 28803 828-251-7884 800 Green Valley Road Greensboro NC 27408 336-574-7500 380 Knollwood Street Winston-Salem NC 27103 336-721-7040 Ohio 25550 Chagrin Road Beachwood OH 44122 216-765-5900 5905 E Galbraith Road Cincinnati OH 45236 513-723-9200 1501 Stonecreek Drive Pickerington OH 43147 614-322-3600 Oregon 5000 Meadows Road Lake Oswego, OR 97035 503-495-7417 Pennsylvania 1525 Valley Center Parkway Bethlehem PA 18017 610-867-8631 136 W Main Street Bloomsburg PA 17815 570-784-4210 14 E Court Street Doylestown PA 18901 215-348-8104 165 Township Line Road Jenkintown PA 19046 215-576-3048 2790 Mosside Boulevard Monroeville PA 15146 412-858-7300 1818 Market Street Philadelphia PA 19103 215-656-2800 101 S Centre Street Pottsville PA 17901 570-622-4844 201 King of Prussia Road Radnor PA 19087 610-225-8960 Puerto Rico 103 De Diego Avenue Gallery Plaza Condominium San Juan, PR 00911 212-667-8526 Rhode Island 1 Financial Plaza Providence RI 02903 401-331-1932 Tennessee 1801 West End Avenue Nashville, TN 37203 615-340-3040 Texas 901 S Mopac Expressway Austin TX 78746 512-314-2600 13455 Noel Road Dallas TX 75240 972-450-3800 201 Main Street Fort Worth TX 76102 817-333-3900 711 Louisiana Street Houston TX 77002 713-650-2000 322 W Main Street Kenedy TX 78119 830-583-0411 2445 Technology Forest Boulevard The Woodlands TX 77381 281-363-7500 Virginia 9020 Stony Point Parkway Richmond VA 23235 804-663-1414 8100 Boone Boulevard Vienna VA 22182 703-506-7400 205 Town Center Drive Virginia Beach VA 23462 757-493-5360 Washington 500 108th Avenue NE Bellevue WA 98004 425-709-0400 701 Pike Street Seattle WA 98101 206-757-3400 International Offices United Kingdom Oppenheimer Europe Ltd. 6 Gracechurch Street London EC3V 0AT United Kingdom +44 (0)20 7220 1900 Germany Oppenheimer Europe Ltd. Maximilianstrasse 13 (3rd Floor) 80539 Munich Germany +49 (0)89 20300 6327 Switzerland Oppenheimer Europe Ltd. 3 Rue du Mont-Blanc 1201 Geneva Switzerland +41 (0)22 906 9090 Jersey Oppenheimer Europe Ltd. 43 Hilgrove Street St Helier, Jersey JE2 4SL Channel Islands +44 (0)1534 603100 Israel Oppenheimer Israel Ltd. Top Tower, 50 Dizengoff Street Tel Aviv 6433222 Israel +972 3 5262626 Hong Kong Oppenheimer Investments Asia Ltd. Unit 1002, 10/F Henley Building 5 Queen’s Road Central Hong Kong +852 3658 7301 9

As filed with the U.S. Securities and Exchange Commission on February 28, 2022 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D. C. 20549 FORM 10-K (Mark One) x ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2021 OR o TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to Commission file number 1-12043 OPPENHEIMER HOLDINGS INC. (Exact name of registrant as specified in its charter) Delaware 98-0080034 (State or other jurisdiction of incorporation or organization) (I.R.S. Employer Identification No.) 85 Broad Street, New York, NY 10004 (Address of principal executive offices) (Zip Code) Registrant's Telephone number, including area code: (212) 668-8000 Securities registered pursuant to Section 12(b) of the Act: Title of each class Trading Symbol Name of each exchange on which registered Class A non-voting common stock OPY The New York Stock Exchange Securities registered pursuant to Section 12(g) of the Act: Not Applicable (Title of class) Table of Contents Firm Financial Information Financial information, including our nnual Report on Form 10-K for the year ended December 31, 2022 is available at www.oppenheimer.com/about-us/investor-relations. To request a paper or email copy of our Annual Report on Form 10-K, without exhibits, at no charge, call (800) 221-5588, write to Oppenheimer Holdings Inc., Attention: Secretary, 85 Broad Street, 22nd Floor, New York, NY 10004, or email info@opco. com. Exhibits will be provided upon request and payment of a reasonable fee. 10

Principal Offices Oppenheimer Holdings Inc. 85 Broad Street New York, NY 10004 212-668-8000 Oppenheimer & Co. Inc. 85 Broad Street New York, NY 10004 212-668-8000 Oppenheimer Asset Management Inc. 85 Broad Street New York, NY 10004 212-668-8000 Oppenheimer Trust Company of Delaware 3411 Silverside Road Wilmington DE 19810 302-529-2000 OPY Credit Corp. 85 Broad Street New York, NY 10004 212-668-8000 Freedom Investments, Inc. 375 Raritan Center Parkway Edison, NJ 08837 732-934-3000 Independent Registered Public Accounting Firm Deloitte & Touche LLP Registrar and Transfer Agent Computershare Investor Services PO Box 505000 Louisville, KY 40233 800-522-6645 Officers Albert G. Lowenthal Chairman of the Board Chief Executive Officer Robert S. Lowenthal President Head of Investment Banking Dennis P. McNamara, Esq. Executive Vice President Secretary Brad Watkins Executive Vice President Chief Financial Officer Board of Directors Evan Behrens Independent Director Board Committee(s): • Audit • Compliance • Nominating and Corporate Governance Timothy M. Dwyer Independent Director Board Committee(s): • Audit • Compensation* • Compliance William J. Ehrhardt Independent Director Board Committee(s): • Audit* • Compensation • Compliance Paul M. Friedman Lead Independent Director Board Committee(s): • Compensation • Compliance* • Nominating and Corporate Governance Teresa A. Glasser Independent Director Board Committee(s): • Audit • Compliance Albert G. Lowenthal Inside Director Chairman of the Board Chief Executive Officer Robert S. Lowenthal Inside Director President Head of Investment Banking A. Winn Oughtred Independent Director Board Committee(s): • Compensation • Compliance • Nominating and Corporate Governance* R. Lawrence Roth Independent Director Board Committee(s): • Compensation • Compliance • Nominating and Corporate Governance * Committee Chair 11

Oppenheimer Holdings Inc. 85 Broad Street New York, NY 10004 www.oppenheimer.com Let’s Talk FutureTM